                                 March 19, 1999


Dear Shareholder:

         It is our pleasure to invite you to attend the Annual Meeting of Shareholders of First Mutual Savings Bank to be held at the Hyatt Regency Bellevue, Bellevue, Washington, on April 22, 1999 at 3:00 p.m. local time.

         The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the meeting. During the meeting we will also report on the operations of the Bank. Directors and officers of the Bank, as well as a representative of Deloitte & Touche, will be present to respond to any questions our shareholders may have.

         Please sign, date and return the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously mailed a proxy card.

         Your continued interest in and support of First Mutual Savings Bank are sincerely appreciated.

                                 Sincerely,



                                 John R. Valaas
                                 President and Chief Executive Officer



------------------------------------------------------------------------------
IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE YOUR BANK THE EXPENSE OF FURTHER REQUESTS FOR PROXIES IN ORDER TO ENSURE A QUORUM. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.
------------------------------------------------------------------------------

                            FIRST MUTUAL SAVINGS BANK
                             400 - 108TH AVENUE N.E.
                           BELLEVUE, WASHINGTON 98004

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 22, 1999

         Notice is hereby given that the 1999 Annual Meeting of Shareholders (the "Meeting") of First Mutual Savings Bank (the "Bank") will be held at the Hyatt Regency Bellevue, 900 Bellevue Way N.E., Bellevue, Washington, on April 22, 1999 at 3:00 p.m. local time.

         A Proxy Card and a Proxy Statement for the Meeting are enclosed.

         The Meeting is for the purpose of considering and acting upon:

         1.       The election of four directors of the Bank; and

         2. Such other matters as may properly come before the Meeting or any adjournments thereof.

                  NOTE: The Board of Directors is not aware of any other business to come before the Meeting.

         Pursuant to action by the Bank's Board of Directors and the Bank's Bylaws, shareholders of record at the close of business on March 8, 1999 are the shareholders entitled to vote at the Meeting and any adjournments thereof.

         You are requested to fill in and sign the enclosed form of proxy, which is solicited by the Board of Directors, and to mail it promptly in the enclosed envelope. The proxy will not be used if you attend and vote at the Meeting in person.

                                    BY ORDER OF THE BOARD OF DIRECTORS




                                    Phyllis A. Easterlin
                                    Secretary

Bellevue, Washington
March 19, 1999

                            FIRST MUTUAL SAVINGS BANK
                             400 - 108TH AVENUE N.E.
                           BELLEVUE, WASHINGTON 98004
                                 (425) 455-7300

                                 PROXY STATEMENT

-------------------------------------------------------------------------------

                         ANNUAL MEETING OF SHAREHOLDERS
                                 APRIL 22, 1999

-------------------------------------------------------------------------------


         This Proxy Statement is being furnished on or about March 19, 1999 in connection with the solicitation by First Mutual Savings Bank ("First Mutual" or the "Bank") of proxies in the form enclosed for use at the 1999 Annual Meeting of Shareholders (the "Meeting"), to be held at the Hyatt Regency Bellevue, 900 Bellevue Way N.E., Bellevue, Washington, on April 22, 1999 at 3:00 p.m. local time.

-------------------------------------------------------------------------------

              OUTSTANDING SHARES, VOTING AND REVOCATION OF PROXIES

-------------------------------------------------------------------------------

          Shareholders of record as of the close of business on March 8, 1999 (the "Record Date") are entitled to one vote for each share then held, which may be voted in person or by proxy. As of the Record Date, the Bank had 4,247,275 shares of Common Stock issued and outstanding. The Bank did not have any other class of equity security outstanding on the Record Date. Shareholders do not have the right to cumulate votes for the election of directors. Shareholders who execute proxies retain the right to revoke them at any time. Unless so revoked, the shares represented by such proxies will be voted at the Meeting and all adjournments thereof. Proxies may be revoked by written notice to the Secretary of the Bank or the filing of a later proxy prior to a vote being taken on a particular proposal at the Meeting. A proxy will not be voted if a shareholder attends the Meeting and votes in person. Proxies solicited by the Board of Directors (the "Board") of the Bank will be voted in accordance with the shareholders' instructions. If no instructions are specified, the shares will be voted FOR the election of management's nominees for directors and in accordance with the best judgment of the persons appointed as proxies with respect to the transaction of such other business as may properly come before the Meeting. Shares that are subject to abstentions and broker non-votes are counted as present for purposes of determining the presence of a quorum. Neither abstentions nor broker non-votes are included in tabulations for voting for directors. Abstentions will be included in tabulations of the votes cast for purposes of determining whether a proposal other than election of directors has been approved. Broker non-votes will not be counted for purposes of determining the number of votes cast for a proposal other than election of directors.

-------------------------------------------------------------------------------

                              ELECTION OF DIRECTORS

-------------------------------------------------------------------------------

         Four directors will be elected at this meeting to serve for a three-year term. The Board of Directors is presently set at eleven directors, divided into three classes, each of whom serve for three years (and until their respective successors have been elected and qualified), with one class elected each year. The Bank's Bylaws provide that the Board of Directors will consist of not less than nine but not more than 30 members, as determined from time to time by resolution of the Board of Directors. The Board of Directors has approved the following nominees for directors, all of whom are currently directors:

                       GROUP II (TERMS TO EXPIRE IN 2002)
                       ----------------------------------
                                Mary Case Dunnam
                              George W. Rowley, Jr.
                                 John R. Valaas
                                H. Scott Wallace

         THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE NOMINEES.

         Election to the Board of Directors requires the approval of a majority of the shares voting, assuming a quorum of the outstanding shares is present or represented at the meeting. It is intended that the proxies solicited by the Board of Directors will be voted for the election of the above named nominees. If any nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute as the Board of Directors may recommend, or the Board may reduce the number of directors to eliminate the vacancy. At this time, the Board of Directors knows of no reason why any nominee might be unable or unwilling to serve upon election.

         The following table lists the groups, names and ages of the nominees and other directors, the nature and amount of their beneficial ownership of Common Stock, and the amount and nature of the ownership of the Bank's Common Stock by each director, each named executive officer, and all directors and executive officers as a group as of February 28, 1999.

          SECURITIES OWNED BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                                        Positions Held (Director              Shares               Percent
             Name                Age    Since)                          Beneficially Owned        of Class
------------------------------- ------- ----------------------------- ------------------------ ----------------
NOMINEES:
GROUP II (terms to expire in 2002)

Mary Case Dunnam                  50    Director (1993)                        12,000               *

George W. Rowley, Jr.             57    Director (1992)                        89,523(1)            2.11%

John R. Valaas                    54    President, Chief Executive            183,412(2)            4.30%
                                        Officer and Director (1992)

H. Scott Wallace                  72    Vice Chairman of the Board                  0               *
                                        and Director (1976)

OTHER DIRECTORS:
---------------------------------------------------------------------------------------------------------------

GROUP I (terms to expire in 2001)

Janine Florence                   50    Director (1985)                       195,369(3)            4.60%

F. Kemper Freeman, Jr.            57    Chairman of the Board and             504,499(4)           11.88%
                                        Director (1968)

Victor E. Parker                  58    Director (1983)                        73,387               1.73%

William E. Tremper                74    Director (1982)                        35,240(5)            *

GROUP III (terms to expire in 2000)

James J. Doud, Jr.                61    Director (1993)                         6,262(6)            *

Richard S. Sprague                67    Director (1973)                        61,186               1.44%

Robert C. Wallace                 53    Director (1985)                        62,469(7)            1.47%

OTHER NAMED EXECUTIVE
OFFICERS:
------------------------------- ------- ----------------------------- ------------------------ ----------------

Roger A. Mandery                  56    Executive Vice President               63,681(8)            1.49%

James R. Boudreau                 51    Senior Vice President                  70,978(9)            1.66%

Kenneth J. Walkky                 50    Vice President                         31,695(10)           *

Robert J. Everett                 61    Vice President                         17,248(11)           *

All directors and executive                                                 1,530,562(12)          35.03%
officers as a group (25
persons)

------------------------
*Less than one percent (1%) of outstanding shares

(1) Includes 1,501 shares owned by one of Mr. Rowley's daughters who shares his residence.
(2) Includes 22,477 shares held by Mr. Valaas' spouse, 7,425 shares held in trust by Mr. Valaas and his spouse for their children, and 22,736 shares that may be acquired pursuant to stock options exercisable within sixty
        (60) days.
(3) Includes 24,774 shares held in trust for the benefit of Ms. Florence's daughter, and 61,677 shares held in trust for the benefit of Ms. Florence's sister.
(4) Includes 54,106 shares held by Mr. Freeman's spouse and 44,047 shares held in trust for the benefit of Mr. Freeman's daughter. Also includes 205,606 shares owned by Bellevue Square Managers I Limited Partnership. Mr. Freeman, together with members of his immediate family, beneficially owns a 55.7% interest in the partnership.
(5)     Includes 150 shares held by Mr. Tremper's spouse.
(6) Does not include 842,361 shares owned by Matthew G. Norton Co., of which Mr. Doud is a business consultant, but not a beneficial owner of such shares.
(7) Includes 28,105 shares owned by Wallace Properties Group, of which Mr. Wallace is the managing partner, and 15,205 shares owned by Mr. Wallace's spouse.
(8) Includes 21,180 shares that may be acquired pursuant to stock options exercisable within sixty (60) days.
(9) Includes 2,478 shares held by Mr. Boudreau's spouse, 814 shares held in trust by Mr. Boudreau and his spouse for their daughter and son under the UGMA, and 21,180 shares that may be acquired pursuant to stock options exercisable within sixty (60) days.
(10) Includes 1,536 shares held by Mr. Walkky's spouse and 8,393 shares that may be acquired pursuant to stock options exercisable within sixty (60) days.
(11) Includes 2,760 shares held by Mr. Everett's spouse and 1,683 shares that may be acquired pursuant to stock options exercisable within sixty (60) days.
(12) Includes an aggregate of 122,455 shares of common stock subject to stock options exercisable within sixty (60) days of the record date and an aggregate of 113,166 shares of common stock held by the Bank's Employee Stock Ownership Plan ("ESOP").

                          -----------------------------

     As a matter of policy, the Bank does not make loans to directors and officers, and the Bank does not make loans to employees for the purpose of financing multifamily or income-producing properties. Any loans which benefit (or appear to benefit) officers, directors or employees are fully disclosed to the Loan Committee and may under some conditions be required to be approved by the Investment Committee or Board of Directors.

     The following biographies describe the business experience of each nominee or continuing director and information concerning the director's community activities in the Bank's market area.

NOMINEES FOR ELECTION AS DIRECTORS

MARY CASE DUNNAM is active as a volunteer in various community groups, including Trustee to the Board of the Seattle Academy of Arts & Sciences, member of the Development Council for the Burke Museum, and past member of the Boards of Directors of the Seattle Children's Home and St. Joseph's School. She is a homemaker and mother and a life-long Seattle resident. Ms. Dunnam's father, Mr. Elwell Case, was one of the original founders of First Mutual Savings Bank.

GEORGE W. (SKIP) ROWLEY, JR. is the Chairman and Chief Executive Officer of Rowley Enterprises, Inc., a diversified real estate management company based in Issaquah, Washington, with investments in mining, resort operations, warehousing, manufacturing, and investments in multiple residential, office and mini-storage buildings. Mr. Rowley has been a leader in the community, raising funds for the newly constructed Issaquah Youth and Community Center and the new Issaquah Library. He served as President of the Greater Issaquah Chamber of Commerce from 1993-1995 and was President and founding member of the Eastside Chamber Legislative Coalition from 1994-1995. He sits on numerous boards including: The Empty Space Theatre, Mobility 21 and United for Washington, both political action committees, and the Eastside Transportation Committee. In 1996 Rowley Enterprises was awarded the prestigious "Best in the Northwest" Washington Family Business of the Year Award.

JOHN R. VALAAS has served as the Bank's President and Chief Executive Officer since February 1992. Previously Mr. Valaas had, since January 1990, served as Senior Vice President and Manager of the Commercial Financial Services Division for Seafirst Bank and in other positions of increasing responsibility at Seafirst Bank and Bank of America. In addition to his responsibilities to First Mutual Savings Bank, Mr. Valaas is a member of the Board of Overseers of Whitman College and past Chairman of the Overlake Hospital Foundation, past President of the Bellevue Art Museum, member of the Board of Directors for the Washington Savings League, Board member of the Bellevue Chamber of Commerce, and Board member and past Chairman of the Bellevue Downtown Association.

H. SCOTT WALLACE, a lifelong resident of the Eastside and a 45-year dairy operator in the lower Snoqualmie Valley, now resides in Bellevue. He is a 20-year past Director of Darigold Farms and Darigold Inc., a dairy manufacturing and processing company. His family has been a King-Pierce County "Dairy Family of the Year." Representing the north and east portions of King County, Mr. Wallace was elected and served eight years as one of three King County commissioners. His two terms in public office included a period as Chairperson of the Board of King County Commissioners. He is a past Chairman and 12-year Director of the Lower Snoqualmie Valley (now Riverview) School District. He is not related to Robert C. Wallace, who is also a Director of the Bank.

OTHER DIRECTORS

JAMES J. DOUD, JR. is a business consultant and former Executive Vice President and Chief Operating Officer of Matthew G. Norton Co., Seattle, Washington. He is Secretary/Treasurer and Director for Brooks Range Supply and Vice President, Treasurer and Chairman of the Finance and Audit Committee of the Western Washington University Foundation. He is a past Director for Bellingham National Bank, Washington Physicians Service, Whatcom Medical Bureau, National Association of Boat Manufacturers, United Way of Bellingham, and Whatcom County Chamber of Commerce.

JANINE FLORENCE is the owner of Cambridge Management and President of Property Development Corporation, both of Bellevue, Washington, which companies are involved in the leasing and development of commercial properties. Ms. Florence's family founded and was part owner of Quality Food Centers, Inc. ("QFC") supermarkets, for which Ms. Florence served as Vice President at the time the chain was sold in 1986. She also served as Vice President of E. L. Leasing Co. until 1988. Ms. Florence is a Board member and past Chair of the Bellevue Downtown Association, a member of the Executive Board of the Chief Seattle Council of the Boy Scouts of America, and a Board member of the Bellevue Schools Foundation.

F. KEMPER FREEMAN, JR. is the third generation involved in the ownership and development of Bellevue Square, a 1.2 million square foot regional shopping center in Bellevue, Washington. Mr. Freeman's development company, Kemper Development Company, has also developed the first phase of a mixed use project called Bellevue Place. Bellevue Place currently includes the 382 room Hyatt Regency Hotel and 475,000 square feet of office and retail space. Mr. Freeman is a Past Chairman, the current Government Affairs Chairman and has served as a Trustee of the International Council of Shopping Centers since 1987. He serves as Chairman of the Board of First Mutual Savings Bank, and an Urban Land Institute Council Member. Mr. Freeman also has a long history of involvement in political and civic activities.

VICTOR E. PARKER is the President of Parker, Smith & Feek, Inc., Seattle, Washington, insurance brokers. Mr. Parker serves on the Board of Trustees for the Greater Seattle Chamber of Commerce and on the Board of Directors for Western Washington University Foundation. He is a past Trustee of the National Association of Insurance Brokers, past Trustee and past President of the Board of Pacific Northwest Arts and Crafts Association-Bellevue Art Museum, past Trustee and past President of the Association of Insurance Brokers-Pacific Northwest, and a past

Director of Assurex International. Mr. Parker was also a Trustee of Big Brothers of Seattle-King County and of Lakeside School.

RICHARD S. SPRAGUE is General Counsel and Secretary of Bellevue Square Managers, Inc. and a former partner in the law firm of Bogle & Gates. Mr. Sprague was President of University Preparatory Academy and former President of Ronald McDonald House, a charity providing lodging for families of children being treated for serious illnesses at Children's Hospital & Medical Center. Mr. Sprague previously served as Chairman of the Puget Sound Chapter of the March of Dimes, President of the Center for Community Development, General Counsel to the Seattle Chamber of Commerce, President of Greater Seattle, Inc. (Seafair), President of the Washington Athletic Club, President of the Seattle Mental Health Institute, and President of the University of Washington Alumni Association. He is currently a member of the Board of Governors of Virginia Mason Medical Center and a Director of the Virginia Mason Foundation.

WILLIAM E. TREMPER is a retired partner of Tremper & Co., Seattle, Washington, certified public accountants. Mr. Tremper is past council member of the American Institute of Certified Public Accountants, past President of Washington Society of Certified Public Accountants, and past President of Overlake Golf & Country Club.

ROBERT C. WALLACE is the founder and managing partner of Wallace Properties Group and Chairman of Wallace Properties, Inc., investors in, and investment managers and developers of, real estate. Mr. Wallace is past Chairman of the Seattle Chamber of Commerce, the Bellevue Chamber of Commerce and the Bellevue Downtown Association. He is Vice Chairman of the Washington State Major League Baseball Stadium Public Facilities District and is currently Chairman of the Bellevue Convention Center Authority. He has served as President of the Bellevue Rotary Club, Director of the King County East Convention and Visitors Bureau, and Founding Director of the Seattle-King County Economic Development Council. He is not related to H. Scott Wallace, who is also a Director of the Bank.

MEETINGS, COMPENSATION, RELATIONSHIPS AND
CERTAIN COMMITTEES OF THE BOARD OF DIRECTORS

         The Board of Directors conducts its business through meetings of the Board and through its committees. During 1998, the Bank held twelve regular meetings and one special meeting of the Board of Directors, as well as numerous committee meetings. No director in office in 1998 attended fewer than 75% of the aggregate meetings of the Board of Directors and committees of the Board of Directors on which he or she served, except Mr. Freeman and Mr. Parker. (Mr. Freeman did not miss any Board meetings.)

         In 1998, Mr. Freeman, as Chairman of the Board, was paid a monthly director's fee of $2,200. Other directors received $600 per Board meeting attended and $200 for each committee meeting attended. Each director who is not a full-time paid employee of the Bank receives, if sufficient shares are reserved under the Plan, for every four years of service after April 1994, an option to acquire 6,264 shares of the Bank's Common Stock, par value $1.00 per share (the "Common Stock") at a price equal to the fair value of the shares at the time of the grant of the option. A stock option for 6,264 shares was granted to all current directors on April 28, 1998. Each such option is exercisable for six years and becomes exercisable 50% upon completion of one full year of service after the grant of the option and the balance at the end of the second year of service.

         During 1998, the Bank purchased property, liability, casualty, medical and other insurance for aggregate premiums of $109,337 through the insurance brokerage firm of Parker, Smith & Feek, Inc., of which Mr. Parker is a principal.

         The Bank recently has engaged Robert C. Wallace and the real estate brokerage firm of which he is a principal, Wallace Properties, Inc., to provide real estate services to the Bank. The extent of activities under the engagement and aggregate compensation have not been determined.

         The Board of Directors acts as a Nominating Committee for selecting the management nominees for election as directors. The Bank's Bylaws provide that any recommendation to the Board of Directors (except one proposed by the existing Board of Directors of the Bank) must be made in writing and received by the Secretary of the Bank for the Nominating Committee on or prior to October 15 of the year preceding the meeting of shareholders called for the election of directors. Accordingly, shareholder recommendations of individuals to be considered for nomination to be elected as directors at next year's Annual Meeting of Shareholders must be received by the Secretary of the Bank on or prior to October 15, 1999.

         The Investment Committee meets at least once per month and oversees the investment practices, including hedging and lending activities, of the Bank. During 1998, the Investment Committee was composed of Directors Doud, Florence, Freeman, Parker, Rowley, Tremper, Valaas and Robert Wallace, and it met 50 times.

         The Compensation Committee reviews compensation and bonus plans for the Bank's employees, including compensation of executive officers. During 1998, the Compensation

Committee was composed of Directors Dunnam, Florence, Valaas, H. Scott Wallace and Robert Wallace, and it met three times.

         During 1998, the Stock Option Committee, which manages the Bank's Stock Option and Incentive Plan, was composed of Directors Dunnam, Florence, H. Scott Wallace and Robert Wallace, and it met one time.

         The Audit Committee monitors the Bank's compliance with regulatory and audit requirements and makes recommendations with respect to the Bank's independent auditors and changes in accounting policies and procedures. During 1998, the Audit Committee was composed of Directors Doud, Florence, Sprague and Tremper, and it met seven times.

         The Loan Committee meets weekly to review, primarily, income property loans, construction loans and business banking loans under consideration by the lending departments. During 1998, the Committee was composed of the following officers of the Bank: James Boudreau, Nancy Chermak, Roger Mandery, John Valaas, Kenneth Walkky, Ronald Werth and James Young.

COMPLIANCE WITH INSIDER REPORTING REQUIREMENTS.

         Officers and directors of the Bank and greater than ten percent (10%) shareholders are required to report to the Federal Deposit Insurance Corporation ("FDIC") on a timely basis certain changes in their legal or beneficial ownership of the Bank's stock. FDIC regulations require the Bank to disclose to its shareholders any reporting violations occurring after May 1, 1991, which came to the Bank's attention during the fiscal year based on a review of the applicable filings required by the FDIC to report such changes in legal or beneficial ownership. The Bank believes that during the fiscal year ended December 31, 1998 its officers, directors and shareholders filed all required forms.

--------------------------------------------------------------------------------

           1998 ANNUAL MEETING OF SHAREHOLDERS ELECTION VOTING RESULTS

--------------------------------------------------------------------------------

         At the Bank's 1998 Annual Meeting of Shareholders, four directors were elected for a three-year term. Of the Bank's 4,134,811 issued and outstanding shares eligible to vote at the 1998 Annual Meeting, 4,040,829 participated in the election of directors (97.73%).

                                           Percentage of Shares Voted
             Nominees                       For               Withheld
--------------------------------------------------------------------------------
Janine Florence                           99.91%               0.09%
F. Kemper Freeman, Jr.                    94.18%               5.82%
Victor E. Parker                          99.91%               0.09%
William E. Tremper                        99.90%               0.10%

--------------------------------------------------------------------------------
                             PRINCIPAL SHAREHOLDERS

--------------------------------------------------------------------------------

         Persons and groups owning in excess of five percent (5%) of the Bank's Common Stock are required to file certain reports regarding such ownership with the Bank and the FDIC. The following table sets forth, as of February 28, 1999, based on FDIC filings and other information available to the Bank, the shares and percentage of Common Stock beneficially owned and held of record by each person believed by the Bank to own more than 5% of the outstanding shares of the Bank's Common Stock. None of the individuals or entities identified owns beneficially, directly or indirectly, shares of any class of securities of the Bank's subsidiaries.

                                                        Amount and Nature                  Percent of Class
 Name and Business Address                           of Beneficial Ownership                of Common Stock
 ------------------------------------------------------------------------------------------------------------
 Matthew G. Norton Co.
 1300 Norton Building
 801 Second Avenue                                             842,361                            19.83%
 Seattle, WA  98104

 F. Kemper Freeman, Jr.
 P.O. Box 4186
 Bellevue, WA  98009-4186                                      504,499(1)                         11.88%

 First Mutual Saving Bank
 Employee Stock Ownership Plan
 400 108th Ave. N.E.                                           353,281(2)                          8.32%
 Bellevue, WA  98004

-----------------------------------------
(1) Includes 54,106 shares held by Mr. Freeman's spouse and 44,407 shares held in trust for the benefit of Mr. Freeman's daughter. Also includes 205,606 shares owned by Bellevue Square Managers I Limited Partnership. Mr. Freeman, together with members of his immediate family, beneficially owns a 55.7% interest in the partnership.

(2) Represents shares held by the ESOP, including 276,338 shares allocated to participants' accounts, who are entitled to vote such shares, and 76,943 unallocated shares that are voted by the trustee in the same proportions as allocated shares.

--------------------------------------------------------------------------------

                             EXECUTIVE COMPENSATION

--------------------------------------------------------------------------------

         The following tables set forth compensation paid by the Bank for services rendered in the Bank's last three completed fiscal years ending December 31, 1998 to the Bank's chief executive officer and the four highest paid executives whose total compensation exceeded $100,000 (the "named executive officers").

                          SUMMARY COMPENSATION TABLE(1)


                                                                                 Long-Term
                                                Annual Compensation         Compensation Awards
                                             --------------------------------------------------------
                                                                               Securities
                                                              Other            Underlying
       Name and Principal            Salary       Bonus       Annual            Options/             All Other
        Position          Year         ($)       ($)(2)    Compensation(3)        SARs(#)          Compensation(4)
------------------------- ----      --------    --------   --------------    -------------------   ---------------
John R. Valaas            1998      $228,055    $339,162       $13,221                6,500              $12,300
Director, President and   1997       210,465     474,724        19,557                    0               11,925
Chief Executive Officer   1996       196,239      24,470        12,849                    0               10,795


Roger A. Mandery          1998      $174,383    $116,974       $13,221                6,500              $12,104
Executive Vice            1997       155,886      20,154        19,557                7,500               11,596
President and Chief       1996       135,732      16,897        12,747                8,250               10,453
Financial Officer


James R. Boudreau         1998      $149,375    $113,792       $13,225                6,500              $12,297
Senior Vice President     1997       131,009      16,921        17,816                7,500               10,761
and Chief Credit Officer  1996       110,736      13,775        10,378                8,250                8,970


Kenneth J. Walkky         1998      $112,245     $14,021       $10,390                1,800               $7,530
Vice President-Income     1997       106,723      13,547        14,379                2,100                6,397
Property Lending          1996        83,334      10,806         7,887                2,310                6,397


Robert J. Everett         1998      $120,520      $8,923       $11,621                1,500               $9,524
Vice President-Income     1997       101,304       7,668        13,343                2,100                8,178
Property Lending          1996        66,437       7,511         6,214                3,300                5,442

-----------------------------------------
(1) None of the named executives received compensation reportable under the Restricted Stock Awards or Long-Term Incentive Plan Payouts columns.

(2) The amounts disclosed in this column reflect all discretionary bonuses as well as basic bonus compensation that is distributed pursuant to the Bank's bonus plan only in years in which net income, after-tax and after-bonus distribution, exceeds the previous year's net income by at least five percent (5%).

(3) The amounts disclosed in this column are the value at year end of shares of the Bank's common stock allocated to the accounts of the executive officers under the Bank's ESOP, all of which are vested and not subject to any restrictions.

(4) The amounts disclosed in this column consist only of Bank contributions under the Bank's 401(k) plan.

         The following table provides information related to options granted to the named executive officers during 1998.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                           Potential Realizable
                                                                                           Value at Assumed Rates
                                                                                           of Stock Price
                                                                                           Appreciation for Option
Individual Grants                                                                          Term(1)
-------------------------------------------------------------------------------------------------------------------
                         Number of          % of Total
                        Securities         Options/SARs
                        Underlying          Granted to       Exercise or
                       Options/SARs        Employees in       Base Price     Expiration
Name                    Granted(2)          Fiscal Year       ($/sh.)(3)        Date        5% ($)         10% ($)
-------------------------------------------------------------------------------------------------------------------
John R. Valaas             6,500                15.6%          $17.44         06/26/08     $71,281         $180,641
Roger A. Mandery           6,500                15.6%          $17.44         06/26/08     $71,281         $180,641
James R. Boudreau          6,500                15.6%          $17.44         06/26/08     $71,281         $180,641
Kenneth J. Walkky          1,800                 4.3%          $17.44         06/26/08     $19,739          $50,024
Robert J. Everett          1,500                 3.6%          $17.44         06/26/08     $16,450          $41,686

-----------------------------------------
(1) The potential realizable value portion of the table illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation on the Bank's Common Stock over the term of the options, but is not intended to forecast future price appreciation of the Bank's Common Stock. It is important to note that options have value to the listed executives only if the stock price increases above the exercise price shown in the table during the effective option period. These numbers do not take into account certain provisions of the options providing for cancellation of the option following termination of employment.

(2) Options to acquire shares of Common Stock, each of which vests 1/3 annually beginning two years after grant of the option.

(3) The option exercise price may be paid in shares of Common Stock owned by the executive officer, in cash, or in any other form of valid consideration or a combination of any of the foregoing, as determined by the Compensation Committee in its discretion.

         The following table provides information related to options exercised by the named executive officers during the 1998 fiscal year and the number and value of options held at fiscal year end. The Bank does not have any outstanding stock appreciation rights ("SARs").

                       AGGREGATED OPTION/SAR EXERCISES IN
                  LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES


                                                   Number of Securities Underlying            Value of Unexercised
                                                       Unexercised Options/SARs          In-the-Money Options/SARs at
                     Shares                               at FY-End 1998 (#)                 FY-End 1998 ($)(1)
                  Acquired on      Value           -------------------------------       ----------------------------
     Name         Exercise ($)    Realized ($)       Exercisable       Unexercisable     Exercisable    Unexercisable
-----------------------------------------------------------------------------------------------------------------------
John R.             42,937        $602,393             22,736              6,500            $216,667         ($27,219)
Valaas

Roger A.            14,240        $184,109             10,290             30,390             $78,325         $102,865
Mandery

James R.            14,240        $184,109             10,290             30,390             $78,325         $102,865
Boudreau

Kenneth J.               0               0              5,852              7,981             $46,681          $24,457
Walkky

Robert J.            2,783         $30,713              1,320              7,483              $8,823          $19,848
Everett

-----------------------------------------
(1) The closing price for the Bank's Common Stock as reported by NASDAQ on December 31, 1998 was $13.25. The values indicated reflect the reduction for the payment of the exercise price of applicable options.

EMPLOYMENT AND SEVERANCE AGREEMENTS

         The Bank and John R. Valaas are parties to an Employment Agreement dated November 1996, whereby Mr. Valaas agreed to continue to serve as President and Chief Executive Officer of the Bank. The agreement has a five-year term, which may be extended by the parties to 2006, and provides that Mr. Valaas is entitled to a base salary of no less than $210,000 per year, plus fringe benefits generally provided officers of the Bank, and is eligible to participate in the Bank's bonus plan. Mr. Valaas is also eligible for discretionary grants of stock options under the Bank's stock option plan.

         The Bank also agreed that in the event of a termination of his employment (whether voluntary or otherwise) following any future Change in Control of the Bank, Mr. Valaas will be entitled to payment of his base salary for a period of 35 months following termination, with all stock options immediately vesting. A Change in Control occurs when one person or entity (other than a group including two or more of the Bank's present directors) becomes the owner of 25% or more of the Bank's outstanding Common Stock, replacement of a majority of the incumbent directors by directors whose elections have not been supported by the present Board of Directors, or dissolution or sale of 70% or more in value of the assets of the Bank ("Change of Control").

         In November 1996, the Bank entered into an Employment Agreement with officer Roger A. Mandery, whereby Mr. Mandery agreed to continue to serve as Executive Vice President of the Bank. The agreement has a five-year term which is extendible by the parties to 2006, and provides that Mr. Mandery is entitled to an annual base salary of no less than $155,000, plus fringe benefits generally provided officers of the Bank, and is eligible to participate in the Bank's bonus plan. Mr. Mandery is also eligible for discretionary grants of stock options under the Bank's stock option plan.

         The agreement also provides that in the event of a termination of his employment (whether voluntary or otherwise) following any future Change of Control of the Bank, Mr. Mandery will be entitled to payment of his base salary for a period of 35 months following termination, with all stock options immediately vesting.

         The Bank and James R. Boudreau are parties to an Employment Agreement dated November 1996, whereby Mr. Boudreau agreed to continue to serve as Senior Vice President of the Bank. The agreement has a five-year term, which may be extended by the parties to 2006, and provides that Mr. Boudreau is entitled to a base salary of no less than $130,000 per year, plus fringe benefits generally provided officers of the Bank, and is eligible to participate in the Bank's bonus plan. Mr. Boudreau is also eligible for discretionary grants of stock options under the Bank's stock option plan.

         The Bank also agreed that in the event of a termination of his employment (whether voluntary or otherwise) following any future Change of Control of the Bank, Mr. Boudreau will be entitled to payment of his base salary for a period of 35 months following termination, with all stock options immediately vesting.

COMPENSATION COMMITTEE REPORT

         The purpose of the compensation program is to align executive compensation with the Bank's business objectives and performance, the long-term objectives of shareholders and the individual executive's performance. This enables the Bank to attract, retain and reward executive officers who contribute, and are expected to continue to contribute, to the Bank's long-term success.

         The Bank's executive compensation program is administered by the Stock Option Committee and the Compensation Committee. Each of these committees has four nonemployee directors. The membership of the Compensation Committee also includes John Valaas, who recuses himself from discussions or determinations related to his compensation. The Stock Option Committee and the Compensation Committee work with management to develop compensation plans for the Bank and are responsible for determining the compensation of each named executive officer.

         The Compensation Committee considers many factors in setting compensation for the President and Chief Executive Officer, and the other named executive officers, and in establishing guidelines for the compensation of other executive officers of the Bank. Among the most important of these factors is establishing compensation that is commensurate with the Bank's performance, as measured by operating, financial and strategic goals (Bank performance is measured against previous performance, budgeted goals, and the operating results of peer institutions, which are composed of FDIC-insured savings institutions of a similar asset size and complexity and market and industry conditions including the economy as a whole). Individual performance in terms of both qualitative and quantitative goals (with the exception of assessing the performance of the Bank, the Compensation Committee does not have specific measures and its decisions are subjective) is an important part of this process. Industry surveys of compensation for comparable positions in the Bank's Peer Group (which is composed of Washington state financial institutions of a similar asset size) are considered. It is the Compensation Committee's belief that officers who are among the owners of their Bank not only have longer tenure, but are also more focused on and aligned with the long-term performance expectations of shareholders. It therefore works to retain superior executives by providing some equity-based compensation, currently in the form of stock options

         No formal policy has been adopted by the Bank with respect to qualifying compensation paid to its executive officers for deductibility under
Section 162(m) of the Internal Revenue Code. With certain exceptions, this section excludes from deductibility compensation to an executive officer in excess of the dollar limit stated in the section.

COMPONENTS OF COMPENSATION

         At present, the executive compensation program is comprised of base salary, annual cash incentive compensation and long-term incentive compensation in the form of stock options. Executives also participate, along with other Bank employees, in the Bank's ESOP and other benefit plans.

         BASE SALARY. Base salaries of the President and Chief Executive Officer and the other named executive officers are based on surveys and data relating to the Bank's Peer Group, as defined in the Compensation Committee Report section of this report. These surveys are used to determine whether compensation is competitive with that offered by other companies in the banking and financial services industries. In addition, base salaries are based on an assessment of individual performance. In assessing performance, the Committee takes into consideration individual experience and contributions, level of responsibility, department performance, and Bank performance, which is measured primarily by net income, but without setting specific goals. With the exception of Bank performance, the Committee does not have any specific measures, and its decisions are subjective. (For 1998, salaries of the named executive officers, based in part on individual contributions, were increased an average of 11.56%.) The Compensation policy allows for total compensation of individuals to exceed the median through incentive compensation plans based on achievement of the Bank's operating, financial and strategic objectives.

         BONUS PLAN. The Bank's named executive officers participate in the Bank's bonus plan. This plan establishes a sliding scale overall bonus of between 4% and 10% of the Bank's after-tax, before-bonus income if net income improves by at least 5%, up to 15%, when compared to the prior year. The named executive officers participate in the bonus amount proportionately, based on their qualifying compensation, along with other employees employed longer than six months.

         STOCK OPTION PLAN. Awards of stock options under the Bank's incentive stock option plan are designed to more closely tie together the long-term interest of the Bank's employees and its shareholders, and to assist in the retention of officers and key employees. The Stock Option Committee selects the employees, including executive officers, if any, to receive stock options and determines the number of shares subject to each grant. The Stock Option Committee's determination of the size of option grants is generally intended to reflect an employee's position with the Bank and his or her contributions, as described above relative to guidelines for compensation. Options are granted either as incentive stock options or as nonqualified stock options. The option plan has a ten-year term, and options become exercisable on a gradual basis as stated in each grant. The Stock Option Committee reviews the outstanding options of the officers and key employees from time to time and may grant additional options to encourage their retention.

         ESOP; OTHER BENEFITS. Each named executive officer participates with other employees in the Bank's ESOP, health insurance and other benefits which are generally applicable.

         PRESIDENT AND CHIEF EXECUTIVE OFFICER COMPENSATION. The compensation for the Bank's President and Chief Executive Officer is adjusted and determined by the Compensation Committee based on the same policies and criteria as the compensation for the other named executive officers. On November 20, 1998, the Compensation Committee resolved that the President and Chief Executive Officer's base salary of $225,000 would remain at $225,000 in 1999.

         In conclusion, the Committee believes the Bank has been managed well in a challenging business environment for financial institutions and has achieved above-average results when compared to other thrift institutions in the Bank's Peer Group.

         Submitted by Nonemployee Members of the Stock Option Committee and Compensation Committee:

                                            H. Scott Wallace, Chairman
                                            Mary Case Dunnam
                                            Janine Florence
                                            Robert C. Wallace

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Bank does not have loans outstanding to any members of the Stock Option Committee or the Compensation Committee. John Valaas, Bank President, is a Bank employee as well as a director. He serves on the Compensation Committee but does not participate in the determination of his own compensation.

                          STOCK PRICE PERFORMANCE GRAPH

         The graph below compares the Bank's five-year cumulative total return, including reinvestment of dividends, on its common stock to the similar returns for (a) all U.S. stocks under the Nasdaq Index and (b) SNL Western Thrift Index of all publicly-traded thrift stocks (including the Bank) of ten western states.

--------------------------------------------------------------------------------

                                    AUDITORS

--------------------------------------------------------------------------------

         The Board of Directors has renewed the Bank's engagement with Deloitte & Touche, Seattle, Washington, independent public accountants, as its auditors for the 1999 fiscal year. A representative of Deloitte & Touche will be present at the Meeting to respond to questions from shareholders and will have the opportunity to make a statement if he or she so desires.

--------------------------------------------------------------------------------

                             SOLICITATION OF PROXIES

--------------------------------------------------------------------------------

         The proxy accompanying this Proxy Statement is solicited by the Board of Directors of the Bank. Proxies may be solicited by officers, directors, and regular supervisory and executive employees of the Bank, none of whom will receive any additional compensation for their services. Allen Nelson & Co. may also solicit proxies at an approximate cost of $3,000, plus expenses. Such solicitations may be made personally, or by mail, telephone, facsimile, e-mail, telegraph or messenger. The Bank will pay persons not owning shares of Common Stock beneficially, but holding shares on behalf of others in their names or in the names of nominees, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding soliciting materials to their principals. All of the costs of solicitation of proxies will be paid by the Bank.

-------------------------------------------------------------------------------

                                  OTHER MATTERS

-------------------------------------------------------------------------------

         The Board of Directors is not aware of any business to come before the Meeting other than those matters described in this Proxy Statement. However, if any other matters should properly come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the best judgment of the person or persons voting the proxies.

-------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

         The Bank's 1998 Annual Report to Shareholders, including financial statements prepared in conformity with generally accepted accounting principles, are being mailed to shareholders with these proxy materials. Any shareholder who has not received a copy of such Annual Report may obtain a copy by writing the Bank. Such Annual Report is not to be treated as part of the proxy solicitation material nor as having been incorporated by reference.

         A COPY OF FORM 10-K (WHICH ALSO SERVES AS THE BANK'S ANNUAL DISCLOSURE STATEMENT UNDER APPLICABLE RULES) FOR THE BANK'S MOST RECENT FISCAL YEAR AS FILED WITH THE FEDERAL DEPOSIT INSURANCE CORPORATION WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS OF RECORD OR BENEFICIAL OWNERS AS OF THE RECORD DATE UPON REQUEST TO PHYLLIS A. EASTERLIN, SECRETARY, FIRST MUTUAL SAVINGS BANK, 400 108TH AVENUE N.E., BELLEVUE, WASHINGTON 98004, (425) 455-7300.

--------------------------------------------------------------------------------

                              SHAREHOLDER PROPOSALS

--------------------------------------------------------------------------------



         In order to be (a) eligible for inclusion in the proxy materials of the Bank for next year's Annual Meeting of Shareholders, or (b) presented at next year's Annual Meeting of Shareholders without inclusion in the Bank's proxy materials, shareholder proposals must be received no later than November 20, 1999. Such proposals must be mailed to the Bank's main office at 400 108th Avenue N.E., Bellevue, Washington 98004. Any such proposal shall be subject to the requirements of the proxy rules promulgated by the FDIC pursuant to the Securities Exchange Act of 1934, as amended.

                                    BY ORDER OF THE BOARD OF DIRECTORS



                                    Phyllis A. Easterlin
                                    Secretary
Bellevue, Washington
March 19, 1999